
07004212

BB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50890

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Westmoore Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 S. Chaparral Court, Suite 150
(No. and Street)

Anaheim (City) **CA** (State) **92808** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matt Jennings **(800) 503-7775**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200 (Address) **Greenwood Village** (City) **CO** (State) **80111** (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
202

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Matthew Jennings**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Westmoore Trading Company**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public



SUZANNE M. HAYS
Commission # 1651473
Notary Public - California
Orange County
My Comm. Expires Mar 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMOORE SECURITIES, INC.
(formerly Westmoore Trading Company)

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2006

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westmoore Securities, Inc.

We have audited the accompanying statement of financial condition of Westmoore Securities, Inc. (formerly Westmoore Trading Company) as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmoore Securities, Inc. (formerly Westmoore Trading Company) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 6, 2007

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Commissions receivable	$	175,721
Due from clearing broker		25,239
Office equipment, net of depreciation of $ 19,471		18,020
Other assets		13,174
Total assets	**$**	**232,154**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	127,565
Cash overdraft		6,256
Accounts payable and accrued expenses		8,179
Total liabilities		142,000
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY: (Notes 2 and 5)		
Preferred stock, 8% cumulative, $1,000 par value; 1,000 shares authorized; 106.624 shares issued and outstanding		106,624
Common stock, Class A, no par value; 30,000 shares authorized; 13,500 shares issued and outstanding		60,000
Common stock, Class B (non-voting), no par value; 1,000 shares authorized; no shares issued or outstanding		-
Additional paid-in capital		1,618,295
Deficit		(1,694,765)
Total shareholder's equity		90,154
	$	**232,154**

The accompanying notes are an integral part of this statement.

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions	1,134,337
Other income	1,746
Total revenue	1,136,083
EXPENSES:	
Commissions, salaries, wages and benefits	1,359,117
Professional fees	13,547
Communications	12,082
General and administrative	81,264
Occupancy and equipment	73,675
Total expenses	1,539,685
NET LOSS	**$ (403,602)**

The accompanying notes are an integral part of this statement.

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Preferred Stock	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2004	$ 106,624	$ 60,000	$ 1,229,995	$ (1,291,163)
Capital contributions	-	-	388,300	-
Net loss	-	-	-	(403,602)
BALANCES, December 31, 2005	**$ 106,624**	**$ 60,000**	**$ 1,618,295**	**$ (1,694,765)**

The accompanying notes are an integral part of this statement.

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (403,602)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	7,370
Increase in commissions receivable	(175,721)
Increase in due from clearing broker	(964)
Decrease in other assets	22,163
Increase in commissions and salaries payable	127,565
Decrease in accounts payable and accrued expenses	(1,106)
Net cash used in operating activities	(424,295)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	388,300
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(3,499)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(39,494)
CASH AND CASH EQUIVALENTS, at beginning of year	33,238
CASH AND CASH EQUIVALENTS, at end of year	**$ (6,256)**

The accompanying notes are an integral part of this statement.

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Westmoore Securities, Inc. (formerly Westmoore Trading Company) (the "Company") operates as a securities broker-dealer dealing mainly in securities of limited partnerships and other investment entities.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $10,299 and $9,471, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 13.78 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1. Additionally, Rule 17a-11(c)(3) requires the Company to notify its regulatory bodies whenever its net capital falls below 120% of its minimum net capital requirement. Subsequent to December 31, 2006, the Company discovered that its net capital had fallen below the 120% requirement and accordingly, promptly sent the required notification.

NOTE 3 - INCOME TAXES

At December 31, 2006, the Company has a remaining, unused net operating loss carryforward of approximately $1,526,000 for income tax and financial reporting purposes, of which approximately $44,000 expires in 2021, $137,000 in 2022, $89,000 in 2023, $373,000 in 2024, $480,000 in 2025 and the remainder in 2026. This net operating loss carryforward may result in future income tax benefits of approximately $519,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. In addition, the Company has approximately $170,000 of limited net operating losses expiring in 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The aforementioned amount of net operating losses available each year to offset future taxable income, if any, is limited because of a prior change of ownership in the Company's outstanding shares of common stock. Deferred income taxes, if any, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Benefit of net operating loss carryforwards	$ 519,000
Valuation allowance for deferred tax assets	(519,000)
	$ -

The valuation allowance increased $137,000 for the year ending December 31, 2006.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a receivable from its clearing broker. If the clearing broker should cease business, this receivable could be subject to forfeiture.

The Company's financial instruments, including due from clearing broker, receivables, other assets and accounts payable and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of those instruments.

NOTE 5 - SHAREHOLDER'S EQUITY

During the current year, the Company's shareholder has made contributions to its capital of $388,300.

The Company's outstanding preferred stock earns a dividend of 8% cumulative annually. The Board of Directors has not declared this dividend for the current year based on the Company's operating results. The dividend is in arrears in the amount of $38,920.

SUPPLEMENTAL INFORMATION

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	90,154
DEBITS:		
Nonallowable assets:		
Commissions receivable		48,156
Office equipment		18,020
Other assets		13,174
Total debits		79,350
NET CAPITAL BEFORE HAIRCUTS		10,804
Haircut on money market funds		505
NET CAPITAL		10,299
Minimum requirements of 6-2/3% of aggregate indebtedness of $142,000 or $5,000, whichever is greater		9,471
Excess net capital	**$**	**828**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	127,565
Bank overdraft		6,256
Accounts payable and accrued expenses		8,179
Total aggregate indebtedness	**$**	**142,000**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**13.78 to 1**

See the accompanying Independent Auditors' Report.

WESTMOORE SECURITIES, INC.
(Formerly Westmoore Trading Company)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(D)

DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	16,026
Adjustments:		
Increase in income		20,420
Increase in expenses		(12,756)
Increase in non-allowable assets		(13,391)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$**	**10,299**



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Westmoore Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Westmoore Securities, Inc. (formerly Westmoore Trading Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
February 6, 2007

END